UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. -- )*

(Name of Issuer)
Microfield Graphics, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
59536W 10 4

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Steven M. Wright, 1631 NW Thurman, Suite 310, Portland Oregon 97209, 503.419.3580

(Date of Event which Requires Filing of This Statement)
April 1, 2003

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Form 13D
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CUSIP NO. 59536W 10 4

1. inst.1	Names of Reporting Persons.I.R.S. Identification Nos. of above persons Steven M. Wright

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   ☐
     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 1,237,278
Number of

Shares	8.	Shared Voting Power

Beneficially

Owned by Each	9.	Sole Dispositive Power 1,237,278

Reporting

Person	10.	Shared Dispositive Power

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Issuer:	Microfield Graphics, Inc. 1631 NW Thurman, Suite 310 Portland, Oregon 97209
Title of Security:	Common stock

Item 2. Identity and Background

(a) Name:	Steven M. Wright
(b) Business Address:	1631 NW Thurman, Suite 310 Portland, Oregon 97209
(c) Present Principal Occupation or employment:	Microfield Graphics, Inc. President 1631 NW Thurman, Suite 310 Portland, Oregon 97209
(d) Criminal Conviction:	None
(e) Civil securities violation:	None
(f) Citizenship:	USA

Item 3. Source and Amount of Funds

Mr. Wright purchased 192,308 shares of common stock in Microfield Graphics, Inc. pursuant to the terms of a private placement transaction. The per share purchase price was $0.26 and included the issuance of 19,231 warrants exercisable at a price of $0.40 per share. The warrants expire April 1, 2006. Mr. Wright used personal funds to acquire the stock.

Item 4. Purpose of the transaction:

     To raise operating capital for Microfield Graphics, Inc.

Item 5. Interest in Securities of the Issuer:

(a)	1,237,278 shares equaling 15.8% of the common stock outstanding. The total number of outstanding shares is 7,273,207 (which does not include 951,445 shares of common stock issued in the name of Microfield Graphics, Inc., and pledged as security for the redemption of those shares). 19,231 warrants are included in the number of shares owned which are convertible into 19,231 shares of common stock. The purchase price is $ .40 per share. The warrants expire 4/1/06.

(b)	1,237,278 shares

Form 13D
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(c)	Mr. Wright purchased 5,000 shares on December 9, 2002; 5,000 shares on March 17, 2003, and 5,000 shares on March 18, 2003. Mr. Wright was also granted stock options on October 30, 2002: For 75,000 shares of common stock exercisable for $ .44 per share; and for 70,188 shares of common stock exercisable for $ .40 per share.

(d)	None

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

None

Item 7. Material to be Filed as Exhibits

None

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003

/s/ Steven M. Wright

Steven M. Wright

Form 13D
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